希慎興業有限公司
Hysan Development Company Limited



The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/AR2002-USSEC/L162-03py
Your Ref :

20 May 2003

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi[illegible]
Mail Stop 3-7
Washington D.C. 20549



Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Press Release dated 19 May 2003
- Hysan appointed Mr. Michael Tze Hau LEE, currently the Chief Operating Officer and Director, as Managing Director effective 3 June 2003

Announcement dated 19 May 2003
- Appointment of Alternate Directors

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam
Assistant Company Secretary

Enc.



NEWS RELEASE

To: Business Editor

Date: 19 May 2003
For immediate release

Hysan Appoints Michael Tze Hau Lee as Managing Director

Hysan Development Company Limited (Stock Code: 014, "Hysan") announces its appointment of Michael Tze Hau Lee, currently the Chief Operating Officer and Director, as Managing Director effective 3 June 2003.

As Managing Director, Mr Lee will have the overall chief executive responsibility for Group operations and developments generally. Mr. Lee first joined the Board in 1990 and is a member of the Board Investment Committee.

Peter T. C. Lee, as Chairman, will focus on Group strategic and Board issues.

Peter T. C. Lee, Chairman, said, "Michael has been leading the team that made good progress in implementing the Group strategy during the past year. I am confident that he will continue to make a significant contribution to the Group."

"This structure also reflects good corporate governance practices and Hysan's commitment in this area, "Mr. Lee added.

Michael Lee, Managing Director designate, said, "I am honoured to be appointed Managing Director. In my past year as Chief Operating Officer working closely with our executive team, we have made significant progress in implementing our strategic direction. Our objective is to put our properties to the highest and best use, thus delivering attractive and sustainable shareholder returns. The environment is challenging, but I am confident that we will succeed."

Hysan Development is a leading property investment, management and development company in Hong Kong, with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district.

END

This press release and other corporate information can also be found at: www.hysan.com.hk or www.irasia.com/listco/hk/hysan/index.htm

For enquiries, please contact:

Wendy Yung (Company Secretary) Tel: (852) 2830-5138 Fax: (852) 29073318 Email:wyung@hysan.com.hk

Holly Lau (Head of Corporate Communications) Tel: (852) 2830-5154 Fax: (852) 25775219 Email:holly.lau@hysan.com.hk

South China Morning Post (Business)
19th May 2003


Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITD

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

Appointment of Alternate Director

Hysan Development Company Limited is pleased to announce the appointment of Mr. Peter Ting Chang LEE (or failing him, Mr. Michael Tze Hau LEE) as alternate Director for Dr. Deanna Ruth Tak Yung RUDGARD and Mr. Anthony Hsien Pin LEE effective from 8 May 2003 and 10 May 2003 respectively.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 19 May 2003